Exhibit 99.4

Press Release dated September 9, 2003

CALL-NET ENTERPRISES INC. COMPLETES $37.5 MILLION OFFERING OF CLASS B NON-VOTING SHARES

TORONTO, ON — September 9, 2003 — Call-Net Enterprises Inc. (TSX: FON, FON.B) today announced that it has completed its previously announced offering of 10,000,000 Class B Non-Voting Shares at a price of $3.75 per share for gross proceeds of $37.5 million.

The offering was underwritten by a syndicate led by BMO Nesbitt Burns Inc. and CIBC World Markets Inc., and including TD Securities Inc. and National Bank Financial Inc..

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The shares being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the shares may not be offered or sold to U.S. persons except pursuant to applicable exemptions from registration.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to households and businesses. It provides services primarily through its wholly-owned subsidiary, Sprint Canada Inc. Call-Net Enterprises and Sprint Canada are headquartered in Toronto and own and operate an extensive national fibre network with over 134 co-locations in nine Canadian metropolitan markets.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information Media contact: Karen O’Leary Corporate Communications (416) 718-6445 karen.oleary@sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com